SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 5, 2005

    Fording Canadian Coal Trust
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

April 5, 2005

By: /s/  James F. Jones

     James F. Jones

     Corporate Secretary

2

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

"Interim Order"

  99.1

Action No. 0501-05038

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED;

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING FORDING INC., FORDING CANADIAN COAL TRUST, THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST AND CERTAIN CURRENT AND FUTURE SUBSIDIARIES OF THE AFOREMENTIONED ENTITIES

BEFORE THE HONOURABLE

)

At the Court House, at the City of Calgary,
MR.  JUSTICE LOVECCHIO                        )           in the Province of Alberta, on Tuesday
IN CHAMBERS                                             )           the 5th day of April, 2005

INTERIM ORDER

UPON the application of the Petitioner, Fording Inc. ("Fording"); AND UPON hearing counsel for Fording, no one appearing for the Director (the "Director") appointed under the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended ("CBCA"), although duly notified of this application; AND UPON reading the Affidavit of Mr. Michael A. Grandin sworn April 4, 2005 and filed herein; AND UPON hearing the submissions of counsel for the Petitioner;

IT IS HEREBY ORDERED THAT:

The Meeting

1.

Fording Canadian Coal Trust (the "Trust") may call, hold and conduct an annual and special meeting (the annual and special meeting and any adjournment or postponement thereof is hereafter referred to as the "Meeting") of the holders (the "Unitholders") of units (the "Units") of the Trust, to be held at The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta in the Alberta Room at 11:00 a.m. (Mountain Time) on Wednesday, May 4, 2005 to, among other things:

(a)

consider and, if deemed advisable, to pass a special resolution (the "Arrangement Resolution") with, among others, the following terms:

(i)

authorizing the trustees of the Trust (the "Trustees") to vote the common shares of Fording and to undertake such other actions as are required to give effect to the arrangement of Fording under Section 192 of the CBCA (the "Arrangement") substantially on the terms set forth in the Plan of Arrangement (the "Plan of Arrangement") which forms part of Exhibit "A" to the Affidavit of Michael A. Grandin sworn April 4, 2005, with such additions, deletions or modifications to the Plan of Arrangement as are permitted by the Plan of Arrangement and as the Trustees in their sole discretion deem appropriate; and

(ii)

authorizing and approving the amendments to the declaration of trust of the Trust (the "Declaration of Trust") which are necessary or advisable to give effect to the Arrangement and which would provide for, among other things, the subdivision of the Units on a three-for-one basis.

2.

The Meeting shall be called, held and conducted in accordance with the Notice of Annual and Special Meeting of Unitholders (the "Notice of Annual and Special Meeting"), which forms part of Exhibit "A" to the Affidavit of Michael A. Grandin, the Declaration of Trust, the terms of this Order, any further order of this Court and the rulings and directions of the Chair of the Meeting, and, to the extent of any inconsistency or discrepancy between this Order and the Declaration of Trust, this Order shall govern.

3.

The record date for determination of the Unitholders entitled to receive the Notice of Annual and Special Meeting, the Circular and the form of proxy (collectively, the "Meeting Materials") shall be at 5:00  p.m. (Mountain Time) on March 28, 2005 (the "Record Date").

4.

The Meeting Materials, with such amendments or additional documents as counsel for the Petitioners may advise are necessary or desirable and are not inconsistent with the terms of this Order, shall be sent to:

(a)

registered Unitholders and non-registered Unitholders resident in Canada who have not objected to the release of their name, address and Unit ownership information to the Trust of record at 5:00 p.m. (Mountain Time) on the Record

Date, at least 21 days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by prepaid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such Unitholder at his, her or its address, as shown on the books or records of the Trust on the Record Date or on the non-objecting beneficial owner list provided to the Trust by intermediaries pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), as applicable;

(b)

non-registered Unitholders resident in Canada who have objected to the release of the name, address and Unit ownership information to the Trust and all non-registered Unitholders resident outside of Canada of record at 5:00 p.m. (Mountain Time) on the Record Date, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees in accordance with procedures and timing requirements prescribed by NI 54-101;

(c)

the Trustees, the Trust's auditors ("Auditors") and the CBCA Director (the "Director") by mailing the Meeting Materials by prepaid, ordinary mail to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting; and

(d)

The provincial and territorial securities commissions in Canada, the Securities and Exchange Commission in the United States, the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), by electronically filing the Meeting Materials via the System for Electronic Document Analysis and Retrieval in Canada ("SEDAR") and the Electronic Data Gathering, Analysis and Retrieval System in the United States ("EDGAR") at least 21 days prior to the date of the Meeting, excluding the date of filing and the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

5.

The only persons entitled to attend the Meeting are:

(a)

Unitholders or their proxies as evidenced by a validly completed form of proxy prepared specifically for use at the Meeting;

(b)

Fording's directors and officers, the Trustees, officers of the Trust, the Auditors and the professional advisors to Fording and the Trust;

(c)

the Director; and

(d)

other persons with the permission of the Chair of the Meeting.

6.

Those persons entitled to vote at the Meeting shall be Unitholders of record as at 5:00 p.m. (Mountain Time) on the Record Date, or their respective proxies as evidenced by a validly completed form of proxy prepared specifically for use at the Meeting.

7.

The accidental failure or omission to give notice of the Meeting to any one or more Unitholders, or any failure or omission to give notice as a result of events beyond the reasonable control of the Trust (including without limitation any inability to utilize postal services) shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting.

8.

Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to Unitholders by press release, newspaper advertisement or by notice to Unitholders by prepaid ordinary mail to persons specified in paragraphs 4(a) and 4(b) herein, or by such other means as are determined to be the most appropriate method of communication by the Trustees in the circumstances.

9.

The quorum required at the Meeting shall be two individuals present at the opening of the Meeting being Unitholders or persons representing Unitholders by proxy who hold in the aggregate not less than 10% of the votes attached to all outstanding Units provided that, if no quorum is present within 30 minutes of the time fixed for the Meeting, the Meeting shall stand adjourned to be reconvened on a day which is not less than ten days after the date of the Meeting, as determined by the Chair of the Meeting, in the Chair's sole discretion, and at such reconvened meeting, those persons present in person or by proxy entitled to vote at such meeting will constitute a quorum for the reconvened meeting and any business may be brought before or dealt with at such reconvened meeting which might have been brought before or dealt with at the Meeting in accordance with the Notice of Annual and Special Meeting.

10.

Unitholders present or represented by proxy at the Meeting shall vote together on the Arrangement Resolution as a single class.

11.

The votes shall be taken at the Meeting on the basis of one vote per Unit and, subject to further order of this Court, the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 66⅔% of the votes cast in respect of the Arrangement Resolution by the Unitholders present or represented by proxy at the Meeting and for this purpose any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast.  Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

12.

The Trustees on behalf of the Trust, if deemed advisable, may adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Unitholders respecting the adjournment or postponement and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Unitholders by prepaid ordinary mail to persons specified in paragraphs 4(a) and 4(b) herein, or by such other means as determined to be the most appropriate method of communication by the Trustees in the circumstances.

13.

The Meeting Materials, any amendments, updates or supplements to any of the Meeting Materials, and any notice of any adjournment or postponement of the Meeting, shall be deemed to have been received by the Unitholder three days after delivery thereof to the post office.

14.

The Trustees on behalf of the Trust may make such amendments, modifications, revisions or supplements to the Plan of Arrangement prior to the Effective Time as are permitted under its terms and as the Trustees, in their sole discretion, determine to be appropriate, without any additional notice to the Unitholders, unless this Honourable Court shall direct otherwise.  However, the Trustees will not exercise their discretion to amend, modify, or supplement the Plan of Arrangement if such changes would result in the Unitholders being treated in a way that is materially different, and adverse, as compared to the treatment described in the Circular.

15.

The scrutineers for the Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose) and their duties shall include:

(a)

invigilating and reporting to the Chair of the Meeting on the deposit and the validity of the proxies;

(b)

reporting to the Chair of the Meeting on the quorum of the Meeting;

(c)

reporting to the Chair of the Meeting on the polls taken or ballots cast at the Meeting; and

(d)

providing to the Trustees and to the Chair written reports on matters related to their duties.

16.

The only proxies to be counted at the Meeting shall be those on completed forms of proxy prepared for purposes of the Meeting and Unitholders shall be entitled to complete such proxies.  The Trust is hereby authorized to use the form of proxy for Unitholders in substantially the same form as is attached as part of Exhibit "A" to the Affidavit of Michael A. Grandin and is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees (including those of Fording), and through such agents or representatives as it may retain for the purpose, by mail, telephone or such other forms of personal or electronic communication as it may determine.

17.

The procedure for the use of proxies at the Meeting, the communication of voting instructions by Unitholders to their intermediaries or Computershare Trust Company of Canada and the revocation of such proxies and voting instructions shall be as set out in the Circular or as the Chair of the Meeting shall determine.

18.

The Trust may waive generally any time limits for the deposit of proxies or communication of voting instructions by the Unitholders, if the Trustees in the exercise of their discretion deem it advisable to do so.

Dissent Rights

19.

Unitholders shall be afforded  rights of dissent and valuation with respect to their Units in connection with the Arrangement, as provided in section 190 of the CBCA as though their Units were shares in a corporation governed by the CBCA, as modified by the terms of the Plan of Arrangement and this Order, including without limitation that:

(a)

only those Unitholders who held Units at 5:00 p.m. (Mountain Time) on the Record Date will be entitled to dissent in respect of the Arrangement.  Unitholders acquiring Units after such time will not be afforded rights of dissent in respect of the Arrangement;

(b)

to be entitled to dissent a Unitholder must be a Unitholder of record and the written objection of that Unitholder must be delivered on or before 10:00 a.m. (Mountain Time) on Monday, May 2, 2005 to the Trust c/o Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 (Attention: Stock Transfer Services), by personal delivery, courier, mail or by facsimile transmission to (403) 267-6529 (Attention: Stock Transfer Services), with a copy to the Trust Secretary at Suite 1000, Fording Place, 205 - 9th Avenue S.E., Calgary, Alberta, T2G 0R3, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement of the Meeting;

(c)

upon sending a written objection in accordance with subparagraph 19(b), a dissenting registered Unitholder who does not subsequently vote in favour of the Arrangement Resolution shall be deemed to have irrevocably exercised his, her or its dissent rights with respect to all of the Units registered in his, her or its name  and shall not, without the consent of the Trust, be entitled to withdraw or abandon the exercise of such dissent right;

(d)

any registered Unitholder who sends a written objection in accordance with subparagraph 19(b) herein shall:

(i)

be deemed to have concurrently provided the notice referred to in subsection 190(7) of the CBCA;

(ii)

deliver his, her or its Unit certificates to the Trust c/o Computershare Trust Company of Canada, at Suite 600, 530-8th Avenue SW, Calgary, Alberta, T2P 3S8  (Attention:  Stock Transfer Services) within 30 days after receiving the written notice referred to in subsection 190(6) of the CBCA, and in the absence of such delivery, such Unitholder shall be deemed to have so delivered his, her or its Unit certificates; and

(iii)

cease to have any rights as a Unitholder except the right to be paid fair value and without limiting the generality of the foregoing is hereby prohibited from transferring, conveying, selling, tendering or otherwise dealing with his, her or its Unit certificates to any third party;

(e)

the fair value of the Units held by any dissenting Unitholder, referred to in subsection 190(3) of the CBCA, shall be determined as of the close of business on the last business day occurring immediately prior to the date of the Meeting;

(f)

a dissenting Unitholder shall be entitled to receive fair value in cash or, at the option of the Trust in Units or a combination of cash and Units, provided Units are at the time of payment listed and posted for trading on a North American stock exchange or quotation system.  Where the Trust elects to pay fair value in Units, whether in whole or in part, the Trust shall also pay to such dissenting Unitholder an amount on account of the reasonable ordinary course brokerage charges to be incurred by a holder in disposing of a comparable number of Units through the market.  The number of Units issuable by the Trust to a dissenting Unitholder in lieu of making a cash payment, if such option is exercised, shall be determined by reference to the weighted average closing price as quoted on the TSX (or, if the Units are not then listed and posted for trading on the TSX, on another North American Stock Exchange or quotation system), for the five trading days immediately preceding the date of the judicial determination of value, or acceptance by the dissenting Unitholder of an offer to pay under subsection 190(14) of the CBCA;

(g)

a dissenting Unitholder's rights will be reinstated where:

(i)

the Trust consents to the withdrawal or abandonment of the dissenting Unitholder's written notice provided in accordance with subparagraph 19(d)(ii);

(ii)

the Trust fails to make an offer in accordance with subsection 190(12) of the CBCA;

(iii)

the Trustees elect not to proceed with the Arrangement; or

(iv)

the application by Fording to this Court for the Final Order (as defined herein) is refused and all appeal rights in respect of such refusal have been exhausted without success;

(h)

a dissenting Unitholder who has not actually surrendered his, her or its Unit certificates and who:

(i)

accepts an offer to pay as contemplated under subsection 190(14) of the CBCA; or

(ii)

receives a court-ordered valuation as contemplated under subsection 190(22) of the CBCA;

shall not be entitled to receive payment in cash or in Units, and no interest shall accrue, until such dissenting Unitholder actually delivers his, her or its Unit certificates.

Service of Court Materials

20.

For the purposes of this Order, service of the Petition herein and the Affidavit of Michael A. Grandin only on the Director is hereby confirmed as good and sufficient service and service on any other person except as provided in this Order is hereby dispensed with.

21.

The Trust shall include in the Meeting Materials a copy of the form of this Order and the Notice of Petition (collectively, the "Court Materials"), and the Court Materials shall be deemed to have been received by the Unitholders at the times specified in accordance with paragraph 13 herein, whether those persons reside within Alberta or within another jurisdiction.

22.

As soon as practicable following issuance and filing of this Order with this Honourable Court, the Petitioner shall cause a conformed copy of the executed form of this Order to be posted on the website of the Trust at www.fording.ca, will be filed and available for review on SEDAR at www.sedar.com or can be obtained on request without charge from the Trust Secretary at Suite 1000, Fording Place, 205 - 9th Avenue S.E., Calgary, Alberta, T2G 0R3 (telephone: (403) 260-9800).

23.

The sending of the Court Materials in accordance with this Order shall constitute good and sufficient service of the within proceedings upon all persons who are entitled to receive notice and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

Application for Final Order

24.

Upon approval by the Unitholders of the Arrangement, in the manner set forth in this Order, the Petitioner may apply to this Court for an order approving the Arrangement (the "Final Order"), which application shall be heard at the Courthouse at May 9, 2005 at 9:30 a.m. (Mountain Time), or so soon thereafter as counsel may be heard.

25.

Any person desiring to appear at the hearing of the application for the Final Order shall file with the Court and deliver to the Petitioner's solicitors:  Osler, Hoskin & Harcourt LLP, Suite 1900, 333-7th Avenue SW, Calgary, Alberta, T2P 2Z1, Attention: Tristram J. Mallett a Notice of Intention to Appear together with a copy of any evidence or material which is to be presented to the Court at the hearing of the application for the Final Order, on or before 4:30 p.m. (Mountain Time) on May 3, 2005.  In the event that a favourable Advance Tax Ruling is not obtained from CRA by May 6, 2005, the hearing for the Final Order may be adjourned.  If the application for the Final Order is adjourned for any reason, only those persons who delivered a Notice of Intention to Appear as provided for in this paragraph shall be served with notice of the adjourned hearing date.  The adjourned hearing date will be made known to all other persons by way of a press release to be issued by the Trust.

Variation of Interim Order

26.

The Petitioner shall be entitled, at any time, to seek leave to vary this Order upon such terms and upon the giving of such notice as this Court may direct.

J.C.C.Q.B.A.

ENTERED this 5th day of April, 2005
CLERK OF THE COURT

Action No.  0501-05038

______________________________________

IN THE COURT OF QUEEN'S BENCH
OF ALBERTA

JUDICIAL CENTRE OF CALGARY

______________________________________

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED;

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING FORDING INC., FORDING CANADIAN COAL TRUST, THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST AND CERTAIN CURRENT AND FUTURE SUBSIDIARIES OF THE AFOREMENTIONED ENTITIES

______________________________________

INTERIM ORDER

______________________________________

OSLER, HOSKIN & HARCOURT LLP

Barristers and Solicitors

1900, 333 - 7th Avenue SW

Calgary, Alberta T2P 2Z1

Solicitor:  Tristram J. Mallett

Telephone:  (403) 260-7041

Fax: (403) 260-7024